UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 19, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, February 19, 2018.

To

B3 S.A. — BRASIL, BOLSA, BALCÃO

Rua XV de Novembro, 275, 6º andar

São Paulo — SP

Attn.:                Sra. Ana Lucia da Costa Pereira

Companies Supervisory

With Copy to

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Sete de Setembro, 111, 33º andar

Rio de Janeiro — RJ

Attn.:                Sr. Fernando Soares Vieira — Companies Relationship Supervisory

Sr. Francisco José Bastos Santos — Market Relationship Supervisory

RE:                         REQUEST FOR INFORMATION ABOUT NEWS IN THE PRESS

Dear Sirs.,

FIBRIA CELULOSE S.A., publicly-held company, headquartered at Rua Fidêncio Ramos, n. 302, Tower B, 3rd and 4th (part) floors, Vila Olímpia, CEP 04551-010, city of São Paulo, São Paulo State, registered before the National Taxpayer Registry of the Ministry of Treasury under the No. 60.643.228/0001-21, registered before the Brazilian Securities and Exchange Commission - CVM as public company category “A”, under the code 12793 (“Company” or “Fibria”), represented by its Finance and Investors Relations Officer, hereby presents the information requested by B3 S.A. — Brasil, Bolsa, Balcão (“B3”), under the terms of the Letter nº 211/2018—SAE dated as of February 16, 2018 (“Letter”) and received by the Company at the same date.

To improve understanding of the request and the Company’s reply, the concern raised in the Letter is transcribed below:

“In the news conveyed by O Estado de São Paulo news, on February 16, 2018 under the heading “Suzano and Fibria return to discuss the possibility of a merger to create a global giant”, it is stated, among other information, that:

1.              Suzano Papel e Celulose looked after the leader Fibria to discuss the possibility to combine assts or even propose an acquisition;

2.              The discussions started around three months ago. Despite there is no official negotiation, representatives of both companies’ controlling shareholders met and proposed to discuss the best alternative of association for the two companies;

3.              There is no format concluded about the possible business, though;

4.              The two companies consulted separately BNDES about the partnership between them and they have not found any objection;

5.              The companies have already contacted banks to assist them in a possible conduction of the business.

We request clarification about the item above up to February 19, 2018, with your confirmation or not and other relevant information.”

In response to the request of B3, Fibria informs that it is not aware of any negotiation involving this subject and the entities indicated in such news.

The Company also informs that, in response to the Letter, it has contacted its controlling shareholders, Votorantim S.A. and BNDES Participações S.A. — BNDESPar, requesting clarification about such news and they informed in writing: “We were contacted by Suzano Papel e Celulose S.A.’s representatives in order to discuss strategic alternatives. Aware of our responsibility under the applicable law and regulation, we will timely communicate any relevant development of this matter, if any”.

Finally, the Company repeats its commitment to comply with its disclosure obligations to its shareholders, investors and the market in general, according to the capital market regulation and its Information Disclosure Policy.

With that being said, we renew our vows of high esteem and we remain available for any additional clarification.

Sincerely,

Guilherme Perboyre Cavalcanti

Finance and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO